Filed Pursuant to Rule 433
Registration No. 333-202354

BEAR STRATEGIC ACCELERATED REDEMPTION SECURITIES®

Bear Strategic Accelerated Redemption Securities® Linked to the Russell 2000® Index
Issuer	Bank of America Corporation (“BAC”)
Principal Amount	$10.00 per unit
Term	Approximately 18 months, if not called on the first or second Observation Dates
Market Measure	The Russell 2000® Index (Bloomberg symbol: “RTY”), a price return index
Automatic Call	Automatic call if the Observation Level of the Market Measure on any of the Observation Dates is less than or equal to the starting value
Observation Level	The closing level of the Market Measure on any Observation Date
Observation Dates	Approximately six, twelve, and eighteen months after the pricing date
Call Premium	In the event of an automatic call, the amount payable per unit will be:
• [$10.425 to $10.625] if called on the first Observation Date
[$10.850 to $11.250] if called on the second Observation Date
[$11.275 to $11.875] if called on the final Observation Date
Payout Profile at Maturity	If not called, 1-to-1 downside exposure to increases in the Market Measure, with up to 100% of your principal at risk.
Threshold Value	100% of the starting value
Interest Payments	None
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/70858/000152041216005296/form424b2.htm

Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

  If the notes are not automatically called, your investment will result in a loss; there is no guaranteed return of principal. You will lose all or a portion of your principal amount if the level of the Index on the final Observation Date is greater than the starting value.
  Payments on the notes are subject to the credit risk of BAC, and actual or perceived changes in the creditworthiness of BAC are expected to affect the value of the notes. If BAC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
  Your investment return is limited to the applicable Call Premium and may be less than a comparable short position in the Market Measure or the stocks included in the Market Measure.
  The initial estimated value of the notes on the pricing date will be less than their public offering price.
  If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
  You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
  The notes are subject to risks associate d with small-size capitalization companies.

Final terms will be set on the pricing date within the given range for the specified Market -Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Bank of America Corporation (BAC) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BAC has filed with the SEC for more complete information about BAC and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. BAC's Central Index Key, or ClK, on the SEC website is 70858. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BAC faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.